Exhibit (a)(1)(G)

The Bulldog-Ancora Group Amends Tender Offer for Adams Natural Resources Fund

SADDLE BROOK, N.J. – June 4, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it is amending its tender offer to acquire up to $70 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO), for cash at a price per share not less than 83% of net asset value per share (“NAV”) and not more than 88% of NAV of PEO at the close of the regular trading session of the New York Stock Exchange on June 12, 2020, unless extended. The Offer and withdrawal rights will now expire at midnight (one minute after 11:59 p.m.), New York City Time, on June 12, 2020, unless the Offer is extended.

Phillip Goldstein, a managing member of Bulldog, commented: “PEO’s stock price closed yesterday at 84.7% of NAV compared to the upper limit of 88% of NAV we are offering to pay for shares. We urge shareholders not to be swayed by management’s self-serving recommendation not to tender their shares and to make up their own minds.”

The Offer to Purchase, Letter of Transmittal and other Offer documents are amended pursuant to Amendment No. 1 of the Schedule TO, as filed with the Securities and Exchange Commission on June 4, 2020. Shareholders of PEO may obtain a copy of all documents relating to the Offer, including Amendment No. 1 to the Schedule TO, at www.icommaterials.com/peo or by contacting InvestorCom at the number or email address below.

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.4% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 8.5% of the outstanding common stock of PEO.

Contact:	InvestorCom John Glenn Grau, (203) 972-9300 ext. 110

jgrau@investor-com.com